William S. Clarke, P.A.
Attorney-at-Law
457 North Harrison Street – Suite 103
Princeton, New Jersey 08540

Telephone: (609) 921-3663
Fax: (609) 921-3933
E-Mail: WSCPALAW@AOL.com
December 12, 2005
Ms. Tangela Richter
Branch Chief
Mail Stop 7010
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GeoGlobal Resources Inc.
SEC Letter of Comment Dated November 23, 2005
File No. 333-129225 (filed October 25, 2005)
Dear Ms. Richter:
     We are responding on behalf of GeoGlobal Resources Inc. (“GeoGlobal”) to the staff’s letter of comment dated November 23, 2005 relating to the registration statement of GeoGlobal on Form S-3 filed with the Commission on October 25, 2005. The section headings and paragraph numbers of this letter correspond to the section headings and paragraph numbers of the Staff’s letter of comment.
General
1. It is respectfully submitted that in our view the shares of Common Stock issuable on exercise of the purchase warrants which are issuable on exercise of the Compensation Options can be registered in GeoGlobal’s registration statement on Form S-3. Under Rule 415(a)(iii), securities may be registered for an offering to be made on a delayed or continuous basis in the future provided that the registration statement pertains to “securities which are to be issued upon the exercise of outstanding options, warrants or rights.”

Ms. Tangela Richter
December 12, 2005

     Under the terms of the Compensation Options, which were issued and delivered by GeoGlobal to Jones, Gable & Company Limited on September 9 and 12, 2005, Jones, Gable has the contractual right at any time thereafter through the expiration date of the option on September 9, 2007 to purchase 107,400 units of GeoGlobal’s securities, each unit consisting of one share of Common Stock and one-half of one common stock purchase warrant. On the date GeoGlobal receives notice of exercise of the Compensation Options and payment of the exercise price, GeoGlobal is required to issue the shares and warrants. The exercise price is $6.50 per unit. The common stock purchase warrants issuable on exercise of the Compensation Options are thereupon immediately exercisable at any time after exercise of the Compensation Options through the expiration date of the warrants on September 9, 2007.
     Under the terms of the securities involved, the holder of the Compensation Options, if it so desires, has the contractual right to exercise virtually simultaneously the Compensation Options and the common stock purchase warrants issuable on exercise of the Compensation Options. It is submitted that by virtue of these contractual rights, the common stock purchase warrants underlying the Compensation Options are outstanding “options, warrants or rights” within Rule 415(a)(iii).
     Treating the shares issuable on exercise of the warrants included in the Compensation Options as outstanding for purposes of registering the securities under the Securities Act would, we believe, be consistent with their treatment as securities beneficially owned under Rule 13d-3 under the Exchange Act and for purposes of Section 16 of the Exchange Act.
     Also, we believe it is established staff interpretation of the relevant subparagraph of Rule 415(a) to permit registration of the shares issuable on exercise of warrants underlying an option. In this connection, we believe there are a significant number of registration statements where registration of securities having those terms has occurred. We point you to two such registration statements we have located in an Edgar search:
Synova Healthcare Group, Inc., SEC File No. 333-123498, declared effective on August 12, 2005. (Registered shares of common stock issuable upon the exercise of outstanding unit purchase options and the shares of common stock issuable on exercise of the warrants underlying such unit purchase options.)
Oakmont Acquisition Corp., SEC File No. 333-124621, declared effective on July 12, 2005 (Registered Representative’s Purchase Option, shares of common stock and warrants issuable on exercise of the option and shares of common stock issuable on exercise of the warrants issuable on exercise of the Purchase Option.)
Our search reveals that there are a sizable number of additional similar registrations.
2. This comment has been complied with. Exhibit 5.1 has been revised as requested.

Ms. Tangela Richter
December 12, 2005

3. The first sentence on the cover page of the prospectus has been revised to state separately the number of shares issuable on exercise of the outstanding compensation options and the number of shares issuable on exercise of the warrants included in the compensation options.
Selling Securityholders
4. This comment has been complied with by including the name of the natural person with power to vote or dispose of the securities. Where the selling securityholder has not at this time provided the name of such person, the selling securityholder will not be accepted by GeoGlobal as a selling securityholder in the registration statement. That person’s name has been deleted from the list of selling securityholders and, therefore, that person will be unable to rely on the registration statement in effecting resales of its securities. At such time as the person provides the information as to the name of the natural person having power to vote or dispose of the securities, as contemplated by paragraph 81 (Rule 424(b); Item 507 of Regulation S-X of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (July 1997), the additional selling stockholder will be reflected by filing a Rule 424(b) prospectus supplement describing the change and setting forth the information required by Item 507 of Regulation S-B.
5. There are no selling securityholders who are known to GeoGlobal to be registered broker-dealers under U.S. federal and state securities laws. It is our understanding that Jones, Gable & Company Limited is engaged in business as a securities broker-dealer in Canada, and perhaps elsewhere outside the United States. The securities Jones, Gable & Company Limited proposes to publicly sell pursuant to the registration statement were received as compensation for investment banking services. See footnote 19 to the list of Selling Securityholders.
6. Upon completion of the offering, none of the Selling Securityholders will hold more than 1% of GeoGlobal’s shares of Common Stock outstanding. A column has been added to the Selling Securityholder table making this disclosure.
Plan of Distribution
7. This comment has been noted. It is respectfully submitted that the Telephone Interpretation referred to relates to effecting short sales of securities included in a registration statement after the registration statement has been filed with the Commission but before it has been declared effective. The description of the Plan of Distribution in GeoGlobal’s registration statement describes the manner of sales of securities and how sales of securities will be effected after GeoGlobal’s registration statement has been declared effective by the Commission. A clarifying statement has been included under the caption Plan of Distribution.
     Request for Acceleration. We have enclosed herewith GeoGlobal’s request for acceleration of the effective date of the Registration Statement to Friday, December 16, 2005. Your cooperation in meeting this time schedule would be appreciated.

Ms. Tangela Richter
December 12, 2005

     If the staff should have any further questions or comments, please do not hesitate to contact the undersigned.

Very truly yours,

William S. Clarke, P.A.

By:	/s/ William S. Clarke, Esq.
WSC/ehf
Enclosure